Exhibit 99.1

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164

PRESS RELEASE

MAGNA ANNOUNCES FOURTH QUARTER AND 2014 RESULTS, AND STOCK SPLIT

February 25, 2015, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the fourth quarter and year ended December 31, 2014.

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2014	2013	2014	2013

Sales	$9,396	$9,174	$36,641	$34,835

Adjusted EBIT(1)	$712	$607	$2,632	$2,065

Income from operations before income taxes	$677	$514	$2,539	$1,905

Net income attributable to Magna International Inc.	$509	$458	$1,882	$1,561

Diluted earnings per share	$2.44	$2.03	$8.69	$6.76

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1)    We believe Adjusted EBIT is the most appropriate measure of operational profitability or loss of our reporting segments.  Adjusted EBIT represents income from operations before taxes; interest expense, net; and other expense, net.

THREE MONTHS ENDED DECEMBER 31, 2014

We posted sales of $9.40 billion for the fourth quarter ended December 31, 2014, an increase of 2% over the fourth quarter of 2013. We achieved this sales increase in a period when vehicle production increased 5% in North America and 3% in Europe, both relative to the fourth quarter of 2013.

Complete vehicle assembly sales decreased 9% to $721 million for the fourth quarter of 2014 compared to $788 million for the fourth quarter of 2013, while complete vehicle assembly volumes decreased 10% to approximately 33,000 units.

For the fourth quarter of 2014, adjusted EBIT increased 17% to $712 million compared to $607 million for the fourth quarter of 2013.

For the fourth quarter of 2014, income from operations before income taxes was $677 million, net income attributable to Magna International Inc. was $509 million and diluted earnings per share were $2.44, increases of $163 million, $51 million and $0.41, respectively, each compared to the fourth quarter of 2013.

Excluding other expense, net after tax and net loss attributable to non-controlling interests, and excluding certain tax items recorded in the fourth quarter of 2013, income from operations before income taxes, net income attributable to Magna International Inc. and diluted earnings per share increased $97 million, $57 million and $0.44, respectively, in the fourth quarter of 2014 compared to the fourth quarter of 2013.

For the fourth quarter ended December 31, 2014, we generated cash from operations of $881 million before changes in operating assets and liabilities, and $118 million in operating assets and liabilities. Total investment activities for the fourth quarter of 2014 were $716 million, including $670 million in fixed asset additions, $23 million in investments and other assets and $23 million to purchase subsidiaries.

YEAR ENDED DECEMBER 31, 2014

We posted sales of $36.64 billion for the year ended December 31, 2014, an increase of 5% over the year ended December 31, 2013. This higher sales level reflected increases in our North America, Europe and Asia production sales as well as higher tooling, engineering and other sales and complete vehicle assembly sales, partially offset by lower Rest of World production sales.

For the year ended December 31, 2014, vehicle production increased 5% to 17.0 million units in North America and increased 4% to 20.1 million units in Europe, each compared to 2013.

Complete vehicle assembly sales increased modestly to $3.07 billion for the year ended December 31, 2014 compared to $3.06 billion for the year ended December 31, 2013, while complete vehicle assembly volumes decreased 8% to approximately 135,000 units.

For the year ended December 31, 2014, adjusted EBIT increased 27% to $2.63 billion compared to $2.07 billion for the year ended December 31, 2013.

For the year ended December 31, 2014, income from operations before income taxes was $2.54 billion, net income attributable to Magna International Inc. was $1.88 billion and diluted earnings per share were $8.69, increases of $634 million, $321 million and $1.93, respectively, each compared to 2013.

Excluding other expense, net after tax and net loss attributable to non-controlling interests and excluding certain income tax items recorded in 2014 and 2013, income from operations before income taxes, net income attributable to Magna International Inc. and diluted earnings per share increased $554 million, $356 million and $2.10, respectively, in 2014 compared to 2013.

For the year ended December 31, 2014, we generated cash from operations before changes in operating assets and liabilities of $3.04 billion, and used $245 million in operating assets and liabilities. Total investment activities for 2014 were $1.78 billion, including $1.59 billion in fixed asset additions, a $175 million increase in investments and other assets and $23 million to purchase subsidiaries.

Don Walker, Magna’s Chief Executive Officer stated: “We are pleased with last year’s strong financial performance, which was the direct result of improved operating earnings in every reporting segment compared to 2013.  While the recent strengthening of the U.S. dollar has impacted our reported results, we remain optimistic about Magna’s future and continue to invest heavily in capital and innovation to support our future growth in North America, Europe and Asia.  This growth reinforces the trust our customers place in Magna to be one of their key supplier partners as they expand around the world.”

A more detailed discussion of our consolidated financial results for the fourth quarter and year ended December 31, 2014 is contained in the Management’s Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

STOCK SPLIT BY DIVIDEND AND DUE BILL TRADING

Our Board of Directors has approved a two-for-one stock split of the Company’s outstanding Common Shares. The two-for-one stock split will be implemented by way of a stock dividend. Subject to regulatory approval, shareholders will receive one additional Common Share of the Company for each Common Share held. The stock dividend will be payable on March 25, 2015, to shareholders of record at the close of business on March 11, 2015.

The Company’s Common Shares will commence trading on a “due bill” basis, at the opening of business on Monday, March 9, 2015 until Wednesday, March 25, 2015, inclusively. Accordingly, ex-dividend (post-split) trading in the Common Shares will commence on the Toronto Stock Exchange (“TSX”) at the opening of business on Thursday, March 26, 2015.

The TSX has been advised that trading in the Common Shares on the New York Stock Exchange (“NYSE”) from March 9, 2015 until March 25, 2015, inclusively, will also be on a “due bill” basis and that ex-distribution (post-split) trading in the Common Shares will commence on the NYSE on March 26, 2015.

The Company is ascribing no monetary value to the stock dividend. All equity-based compensation plans or arrangements and our normal course issuer bid will be adjusted to reflect the stock split. Shareholders should retain their existing share certificates and not return their share certificates to the Company or its transfer agent.

INCREASED QUARTERLY CASH DIVIDEND

Our Board of Directors also declared a quarterly dividend with respect to our outstanding Common Shares for the quarter ended December 31, 2014. The Board increased the dividend by 16% to $0.44 per share ($0.22 per share after giving effect to the two-for-one stock split referred to above).  This dividend is payable on March 27, 2015 to shareholders of record on March 13, 2015.

Vince Galifi, Magna’s Chief Financial Officer, commented:  “Our quarterly dividend of $0.44, an increase of 16%, represents a record dividend rate for Magna.  Our ongoing actions to utilize our balance sheet to both grow our business and return capital to shareholders reflect not only our significant cash flow generation but the confidence our Board has in Magna’s future.”

UPDATED 2015 OUTLOOK

Light Vehicle Production (Units)
North America	17.4 million
Europe	20.4 million

Production Sales
North America	$17.4 billion - $18.0 billion
Europe	$8.3 billion - $8.7 billion
Asia	$1.9 billion - $2.1 billion
Rest of World	$0.6 billion - $0.7 billion
Total Production Sales	$28.2 billion - $29.5 billion

Complete Vehicle Assembly Sales	$2.2 billion - $2.5 billion

Total Sales	$33.1 billion - $34.8 billion

Operating Margin*	Low to mid 7% range

Tax Rate*	25% – 26%

Capital Spending	$1.4 billion - $1.6 billion

* Excluding other expense (income), net

In this outlook, in addition to 2015 light vehicle production, we have assumed no material acquisitions or divestitures. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.

ABOUT MAGNA

We are a leading global automotive supplier with 313 manufacturing operations and 84 product development, engineering and sales centres in 28 countries. We have approximately 131,000 employees focused on delivering superior value to our customers through innovative products, processes and World Class Manufacturing. Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

We will hold a conference call for interested analysts and shareholders to discuss our fourth quarter and year end 2014 results on Wednesday, February 25, 2015 at 8:00 a.m. EST. The conference call will be chaired by Donald J. Walker, Chief Executive Officer. The number to use for this call is 1-800-658-7107. The number for overseas callers is 1-416-981-9095. Please call in at least 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Monday morning prior to the call.

For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

For teleconferencing questions, please contact Nancy Hansford at 905-726-7108.

FORWARD-LOOKING STATEMENTS

This press release contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: Magna’s forecasts of light vehicle production in North America and Europe; expected consolidated sales, based on such light vehicle production volumes; production sales, including expected split by segment, in its North America, Europe, Asia and Rest of World segments for 2015; complete vehicle assembly sales; consolidated operating margin, effective income tax rate; and fixed asset expenditures. The forward-looking information in this document is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the impact of economic or political conditions on consumer confidence, consumer demand for vehicles and vehicle production; fluctuations in relative currency values; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating Divisions; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; our ability to successfully launch material new or takeover business; shifts in market share away from our top customers; inability to grow our business with OEMs; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, India, Russia, Eastern Europe, Thailand, Brazil, Argentina and other non-traditional markets for us; a prolonged disruption in the supply of components to us from our suppliers; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); our ability to successfully compete with other automotive suppliers;  reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; our ability to consistently develop innovative products or processes; impairment charges related to goodwill and long-lived assets; exposure to, and ability to offset, volatile commodities prices; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; warranty and recall costs; risk of production disruptions due to natural disasters or other catastrophic events; the security and reliability of our IT systems; pension liabilities; legal claims and/or regulatory actions against us, including the ongoing antitrust investigations being conducted by German and Brazilian authorities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; liquidity risks as a result of an unanticipated deterioration of economic conditions; our ability to achieve future investment returns that equal or exceed past returns;  the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and year ended December 31, 2014 included in this press release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2013 included in our 2013 Annual Report to Shareholders.

This MD&A has been prepared as at February 24, 2015.

OVERVIEW

We are a leading global automotive supplier with 313 manufacturing operations and 84 product development, engineering and sales centres in 28 countries. We have approximately 131,000 employees focused on delivering superior value to our customers through innovative products, processes and World Class Manufacturing. Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

HIGHLIGHTS

Operations

Global light vehicle production grew once again in 2014, the fifth straight yearly increase following the 2008-2009 recession. In our two most significant markets, North American light vehicle production increased 5% in 2014 to 17.0 million units, and European light vehicle production rose 4% to 20.1 million units.

Our 2014 sales were a record $36.64 billion, an increase of 5% over 2013. Our North America, Europe, and Asia production sales, as well as our tooling, engineering and other sales all rose to record levels in 2014, and complete vehicle assembly sales increased modestly over 2013.

Adjusted EBIT1 for 2014 was a record $2.63 billion, compared to $2.07 billion in 2013, representing an increase of 27%.

In our North America segment, 2014 was another year of excellent results. Total sales increased 10% over 2013 to $19.71 billion, reflecting the launch of new programs and higher North American light vehicle production. Adjusted EBIT of $1.99 billion increased 10% from 2013, excluding $158 million of amortization in 2013 related to the August 2012 acquisition of Magna E-Car Systems Partnership (“E-Car”). This increase was mainly driven by our higher sales in 2014.

In our Europe segment, we continued to improve operating results. Total sales declined modestly to $14.71 billion from $14.72 billion in 2013. Adjusted EBIT rose for the third consecutive year, up 16% to $434 million in 2014 compared to $375 million in 2013. The largest factors contributing to the net increase in Adjusted EBIT were productivity and efficiency improvements at certain facilities and the benefit of restructuring and downsizing activities recently undertaken, partially offset by higher launch costs, including inefficiencies at certain interiors facilities in the United Kingdom.

In our Asia segment, total sales increased $299 million or 18% in 2014 compared to 2013 mainly as a result of the launch of new programs with Magna content, particularly in China, together with higher light vehicle production in Asia. Adjusted EBIT was $162 million for 2014, an increase of 91% over $85 million in 2013. The higher Adjusted EBIT largely reflects margins earned on the higher sales.

In our Rest of World segment, total sales decreased 22% to $695 million, mainly reflecting the impact of the weakening of foreign currencies against the U.S. dollar, and lower production volumes on certain vehicle programs. Our Rest of World Adjusted EBIT loss declined by $41 million in 2014 to a loss of $35 million largely through a combination of productivity and efficiency improvements at certain facilities and the benefit of restructuring and downsizing activities recently undertaken.

1 We believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

Stock Split

On February 24, 2015, our Board of Directors approved a two-for-one stock split, to be implemented by way of a stock dividend, whereby our shareholders will receive an additional Common Share for each Common Share held. The stock dividend will be payable on March 25, 2015, to shareholders of record at the close of business on March 11, 2015. All equity-based compensation plans or arrangements and our normal course issuer bid (discussed below) will be adjusted to reflect the stock split.

Capital Allocation

In early 2014, we announced our intention to move towards a capital structure that we believe is appropriate for our business, and also to reduce cash levels, while retaining enough cash to manage our day-to-day needs throughout the year. We expect to reach our desired cash and debt levels by the end of 2015 through a combination of investment in our business (predominantly through capital spending and acquisitions) and return of capital to shareholders (through dividends and repurchases of our Common Shares). To this end:

•                      We invested $1.78 billion in our business during 2014, including fixed assets, acquisitions, investments and other assets.

•                      Aggregate dividends paid to shareholders in 2014 amounted to $316 million. On February 24, 2015, our Board of Directors declared a dividend of U.S. $0.44 per share (U.S. $0.22 after giving effect to the two-for-one stock split referred to above). This dividend rate is a new record, representing an increase of 16% over the third quarter of 2014 dividend.

•                      We repurchased 17.5 million shares in 2014, returning an additional $1.78 billion to shareholders. In November 2014, our Board of Directors approved a new normal course issuer bid (“NCIB”) to purchase up to 20 million of our Common Shares (40 million Common Shares after giving effect to the stock split), representing approximately 9.7% of our public float of Common Shares. Approximately 17.6 million shares (approximately 35.2 million shares after giving effect to the stock split) remain available under the current NCIB, which will terminate in November 2015.

•                      During the second quarter of 2014, we issued $750 million of 3.625% fixed-rate Senior Notes which mature on June 15, 2024.

Going Forward

We anticipate another year of increased global light vehicle production in 2015, including modest increases in each of North America and Europe, and further strong production growth in China.

While we continue to launch additional business on a large number of new programs around the world, the weakening of a number of currencies, in particular the Canadian dollar and the euro, each against our U.S. dollar reporting currency, is expected to negatively impact our reported sales and earnings.

We remain positive about our operations around the world, exclusive of currency translation. Continued strong performance in a number of our facilities, improving underperforming operations and launching a significant number of new programs and facilities around the world together should contribute meaningfully to consolidated sales and earnings in the future.

FINANCIAL RESULTS SUMMARY

During 2014, we posted sales of $36.64 billion, an increase of 5% from 2013. This higher sales level was a result of increases in our North American, European and Asian production sales as well as complete vehicle assembly sales and tooling, engineering and other sales partially offset by lower Rest of World production sales. Comparing 2014 to 2013:

•                  North American vehicle production increased 5% and our North American production sales increased 9% to $18.28 billion;

•                  European vehicle production increased 4% and our European production sales increased 1% to $10.01 billion;

•                  Asian production sales increased 18% to $1.64 billion;

•                  Rest of World production sales decreased 22% to $668 million;

•                  Complete vehicle assembly volumes decreased 8% while sales increased $5 million to $3.07 billion; and

•                  Tooling, engineering and other sales increased 5% to $2.97 billion.

During 2014, we earned income from operations before income taxes of $2.54 billion compared to $1.91 billion for 2013. Excluding other expense, net (“Other Expense”) recorded in 2014 and 2013, as discussed in the “Other Expense” section, the $554 million increase in income from operations before income taxes was primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to 2013;

•                  intangible asset amortization of $158 million, recorded in 2013, related to the acquisition and re-measurement of E-Car;

•                  productivity and efficiency improvements at certain facilities;

•                  the benefit of restructuring and downsizing activities recently undertaken;

•                  higher equity income; and

•                  lower downsizing costs.

These factors were partially offset by:

•                  higher launch costs, including unanticipated costs at certain interiors facilities;

•                  higher incentive compensation;

•                  increased pre-operating costs incurred at new facilities;

•                  a greater amount of employee profit sharing;

•                  operational inefficiencies and other costs at certain facilities;

•                  approximately $15 million of costs incurred, net of insurance recoveries, related to a fire at a body and chassis facility in North America;

•                  increased commodity costs;

•                  $10 million of cash received related to the settlement of asset-backed commercial paper (“ABCP”) between the Investment Industry Regulatory Organization of Canada and financial institutions in the first quarter of 2013;

•                  higher warranty costs of $7 million;

•                  a favourable earn-out settlement during 2013 in Rest of World;

•                  a $5 million net decrease in valuation gains in respect of ABCP; and

•                  net customer price concessions subsequent to 2013.

During 2014, net income attributable to Magna International Inc. was $1.88 billion, an increase of $321 million compared to 2013 and diluted earnings per share increased $1.93 to $8.69 for 2014 compared to $6.76 for 2013. Other Expense, after tax and the Austrian Tax Reform and Deferred Tax Adjustments, as discussed in the “Other Expense” and “Income Taxes” sections, respectively, impacted net income attributable to Magna International Inc. and diluted earnings per share as follows:

	2014		2013
	Net Income Attributable to Magna	Diluted Earnings per Share	Net Income Attributable to Magna	Diluted Earnings per Share
Other expense	$64	$0.29	$144	0.63
Income tax effect:
Other expense	(11)	(0.05)	(28)	(0.12)
Austrian tax reform	32	0.15	—	—
Deferred tax adjustments	—	—	(57)	(0.25)
Net income impact	85	0.39	59	0.26
Non-controlling interests	—	—	(9)	(0.04)
	$85	$0.39	$50	0.22

Excluding, from the proceeding table, the negative impact for 2014 and 2013 of $85 million and $50 million, respectively, net income attributable to Magna International Inc. for 2014 increased $356 million compared to 2013.

Excluding, from the proceeding table, the $0.39 and the $0.22 per share negative impact for 2014 and 2013, respectively, diluted earnings per share increased $2.10, as a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during 2014. The decrease in the weighted average number of diluted shares outstanding was due to the purchase and cancellation of Common Shares, during or subsequent to 2013, pursuant to our normal course issuer bids partially offset by an increase in the number of diluted options outstanding as a result of an increase in the trading price of our common stock and the issue of Common Shares related to the exercise of stock options.

INDUSTRY TRENDS AND RISKS

A number of general trends which have been impacting the automotive industry and our business in recent years are expected to continue, including the following:

•                      the consolidation of vehicle platforms and proliferation of high-volume platforms supporting multiple vehicles and produced in multiple locations;

•                      the long-term growth of the automotive industry in China, India and other high-growth/low cost markets, including accelerated movement of component and vehicle design, development, engineering and manufacturing to certain of these markets;

•                      the growth of the B to D vehicle segments (subcompact to mid-size cars), particularly in developing markets;

•                      the extent to which innovation in the automotive industry is being driven by governmental regulation of fuel economy and carbon dioxide/greenhouse gas emissions, vehicle safety and vehicle recyclability;

•                      the growth of cooperative alliances and arrangements among competing automotive OEMs, including shared purchasing of components; joint engine, powertrain and/or platform development; engine, powertrain and platform sharing; and joint vehicle hybridization and electrification initiatives and other forms of cooperation;

•                      the growing importance of electronics in the automotive value chain;

•                      the consolidation of automotive suppliers; and

•                      the exertion of pricing pressure by OEMs.

The following are some of the more significant risks that could affect our ability to achieve our desired results:

•                      The global automotive industry is cyclical. A worsening of economic and political conditions, including through rising interest rates or inflation, rising unemployment, increasing energy prices, declining real estate values, increased volatility in global capital markets, international conflicts, sovereign debt concerns, an increase in protectionist measures and/or other factors, may result in lower consumer confidence, which has a significant impact on consumer demand for vehicles. Vehicle production is closely related to consumer demand. A significant decline in production volumes from current levels could have a material adverse effect on our profitability.

•                      Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

•                      The automotive industry has in recent years been the subject of increased government enforcement of antitrust and competition laws, particularly by the United States Department of Justice and the European Commission. Currently, investigations are being conducted in several product areas, and these regulators or those in other jurisdictions could choose to initiate investigations in these or other product areas.

In September 2013, representatives of the Bundeskartellamt, the German Federal Cartel Office, attended at one of the Company’s operating Divisions in Germany to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive textile coverings and components, particularly trunk linings.

In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products.

Proceedings of this nature can often continue for several years. Where wrongful conduct is found, the relevant antitrust authority can, depending on the jurisdiction, initiate administrative or criminal legal proceedings and impose administrative or criminal fines or penalties taking into account several mitigating and aggravating factors.

In the case of the German Federal Cartel Office, absent aggravating factors, the maximum fine under the guidelines is typically 10% of the affected sales for the infringement period multiplied by a factor based on the consolidated sales of the group of companies to which the offending entity belongs. If applied to a company with Magna’s level of consolidated sales, this factor is approximately five, which could result in a maximum fine of approximately 50% of the affected sales for the relevant period. Additional information regarding these guidelines is publicly available on the German Federal Cartel Office’s website. At this time, management is unable to predict the duration or outcome of the German and Brazilian investigations, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if found to be liable.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has initiated a global review focused on antitrust risk led by a team of external counsel. If any antitrust violation is found as a result of the above-referenced investigations or otherwise, Magna could be subject to fines, penalties and civil, administrative or criminal legal proceedings that could have a material adverse effect on Magna’s profitability in the year in which any such fine or penalty is imposed or the outcome of any such proceeding is determined. Additionally, Magna could be subject to other consequences, including reputational damage, which could have a material adverse effect on the Company.

•                      We may sell some product lines and/or downsize, close or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our profitability.

•                      Although we are working to turn around financially underperforming operating divisions, there is no guarantee that we will be successful in doing so in the short to medium term or that the expected improvements will be fully realized or realized at all. The continued underperformance of one or more operating divisions could have a material adverse effect on our profitability and operations.

•                      We face ongoing pricing pressure from OEMs, including through: long-term supply agreements with mutually agreed price reductions over the life of the agreement; incremental annual price concession demands; pressure to absorb costs related to product design, engineering and tooling and other items previously paid for directly by OEMs; pressure to assume or offset commodities cost increases; and refusal to fully offset inflationary price increases. OEMs possess significant leverage over their suppliers as a result of their purchasing power and the highly competitive nature of the automotive supply industry. As a result of the broad portfolio of parts we supply to our six major OEM customers, such customers may be able to exert greater leverage over us as compared to our competitors. We attempt to offset price concessions and costs in a number of ways, including through negotiations with our customers, improved operating efficiencies and cost reduction efforts. Our inability to fully offset price concessions or costs previously paid for by OEMs could have a material adverse effect on our profitability.

•                      The launch of new business is a complex process, the success of which depends on a wide range of factors, including the production readiness of our and our suppliers’ manufacturing facilities and manufacturing processes, as well as factors related to tooling, equipment, employees, initial product quality and other factors. Our failure to successfully launch material new or takeover business could have an adverse effect on our profitability.

•                      Although we supply parts to all of the leading OEMs, a significant majority of our sales are to six customers: General Motors, Fiat-Chrysler, Ford, BMW, Daimler and Volkswagen. While we have diversified our customer base somewhat in recent years and continue to attempt to further diversify, there is no assurance we will be successful. Shifts in market share away from our top customers could have a material adverse effect on our profitability.

•                      While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares among vehicles or vehicle segments, particularly shifts away from vehicles on which we have significant content and shifts away from vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

•                      In light of the amount of business we currently have with our largest customers in North America and Europe, our opportunities for incremental growth with these customers may be limited. The amount of business we have with Asian-based OEMs, including Toyota, Nissan, Hyundai/Kia and Honda, generally lags that of our largest customers, due in part to the existing relationships between such Asian-based OEMs and their preferred suppliers. There is no certainty that we can achieve growth with Asian-based OEMs, nor that any such growth will offset slower growth we may experience with our largest customers in North America and Europe. As a result, our inability to grow our business with OEMs could have a material adverse effect on our profitability.

•                      While we continue to expand our manufacturing footprint with a view to taking advantage of opportunities in markets such as China, India, Eastern Europe, Thailand, Brazil and other non-traditional markets for us, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in new markets carries its own risks, including those relating to: political, civil and economic instability and uncertainty; corruption risks; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; competition to attract and retain qualified employees; and other risks associated with conducting business internationally. Expansion of our business in non-traditional markets is an important element of our strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, financial condition and profitability.

•                      A disruption in the supply of components to us from our suppliers could cause the temporary shut-down of our or our customers’ production lines. Any prolonged supply disruption, including due to the inability to re-source or in-source production, could have a material adverse effect on our profitability.

•                      Some of our manufacturing facilities are unionized, as are many manufacturing facilities of our customers and suppliers. Unionized facilities are subject to the risk of labour disruptions from time to time, including as a result of restructuring actions taken by us, our customers and other suppliers. We cannot predict whether or when any labour disruption may arise, or how long such a disruption could last. A significant labour disruption could lead to a lengthy shutdown of our or our customers’ and/or our suppliers’ production lines, which could have a material adverse effect on our operations and profitability.

•                      Our business is generally not seasonal. However, our sales and profits are closely related to our automotive customers’ vehicle production schedules. Our largest North American customers typically halt production for approximately two weeks in July and one week in December. In addition, many of our customers in Europe typically shut down vehicle production during portions of August and one week in December. These scheduled shutdowns of our customers’ production facilities could cause our sales and profitability to fluctuate when comparing fiscal quarters in any given year.

•                      The automotive supply industry is highly competitive. As a result of our diversified automotive business, some competitors in each of our product capabilities have greater market share than we do, or increasing market share in product areas which are experiencing higher growth rates. As the trend towards consolidation of automotive suppliers continues, we expect our competitors will be larger and have greater access to financial and other resources than is currently the case. Failure to successfully compete with existing or new competitors could have an adverse effect on our operations and profitability.

•                      We depend on the outsourcing of components, modules and assemblies, as well as complete vehicles, by OEMs. The extent of OEM outsourcing is influenced by a number of factors, including: relative cost, quality and timeliness of production by suppliers as compared to OEMs; capacity utilization; OEMs’ perceptions regarding the strategic importance of certain components/modules to them; labour relations among OEMs, their employees and unions; and other considerations. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs combined with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

•                      Contracts from our customers consist of blanket purchase orders which generally provide for the supply of components for a customer’s annual requirements for a particular vehicle, instead of a specific quantity of products. These blanket purchase orders can be terminated by a customer at any time and, if terminated, could result in our incurring various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

•                      We continue to invest in technology and innovation which we believe will be critical to our long-term growth. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products and/or processes, we may be placed at a competitive disadvantage, which could have a material adverse effect on our profitability and financial condition.

•                      We recorded significant impairment charges related to goodwill and long-lived assets in recent years and may continue to do so in the future. The early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes; are not met, any resulting impairment loss could have a material adverse effect on our profitability.

•                      Prices for certain key raw materials and commodities used in our parts, including steel and resin, continue to be volatile. To the extent we are unable to offset commodity price increases by passing such increases to our customers, by engineering products with reduced commodity content, through hedging strategies, or otherwise, such additional commodity costs could have an adverse effect on our profitability.

•                      We intend to continue to pursue acquisitions in those product areas which we have identified as key to our business strategy. However, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete, and/or such acquisitions may be dilutive in the short to medium term, which could have a material adverse effect on our profitability.

•                      Although we seek to conduct appropriate levels of due diligence of our acquisition targets, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of limited access to information, time constraints for conducting due diligence, inability to access target company facilities and/or personnel or other limitations on the due diligence process. As a result, we may become subject to liabilities or risks not discovered through our due diligence efforts, which could have a material adverse effect on our profitability.

•                      Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue and we are required to participate either voluntarily or involuntarily. Currently, under most customer agreements, we only account for existing or probable warranty claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience. While we possess considerable historical warranty and recall data and experience with respect to the products we currently produce, we have little or no warranty and recall data which allows us to establish accurate estimates of, or provisions for, future warranty or recall costs relating to new products, assembly programs or technologies being brought into production or acquired by us. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition.

•                      Our manufacturing facilities are subject to risks associated with natural disasters or other catastrophic events, including fires, floods, hurricanes and earthquakes. The occurrence of any of these disasters could cause the total or partial destruction of a manufacturing facility, thus preventing us from supplying products to our customers and disrupting production at their facilities for an indeterminate period of time. The inability to promptly resume the supply of products following a natural disaster or catastrophic event at a manufacturing facility could have a material adverse effect on our operations and profitability.

•                      The reliability and security of our information technology (IT) systems is important to our business and operations. Although we have established and continue to enhance security controls intended to protect our IT systems and infrastructure, there is no guarantee that such security measures will be effective in preventing unauthorized physical access or cyber-attacks. A significant breach of our IT systems could: cause disruptions in our manufacturing operations; lead to the loss, destruction or inappropriate use of sensitive data; or result in theft of our or our customers’ intellectual property or confidential information. If any of the foregoing events occurs, we may be subject to a number of consequences, including reputational damage, which could have a material adverse effect on our Company.

•                      Some of our current and former employees in Canada and the United States participate in defined benefit pension plans. Although these plans have been closed to new participants, existing participants in Canada continue to accrue benefits. Our defined benefit pension plans are not fully funded and our pension funding obligations could increase significantly due to a reduction in the funding status caused by a variety of factors, including: weak performance of capital markets; declining interest rates; failure to achieve sufficient investment returns; investment risks inherent in the investment portfolios of the plans; and other factors. A significant increase in our pension funding obligations could have a material adverse effect on our profitability and financial condition.

•                      From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. Depending on the nature or duration of any potential proceedings or claims, we may incur substantial costs and expenses and may be required to devote significant management time and resources to the matters. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements and/or our MD&A, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our profitability, however, we cannot provide any assurance to this effect.

•                      We have incurred losses in some countries which we may not be able to fully or partially offset against income we have earned in those countries. In some cases, we may not be able to utilize these losses at all if we cannot generate profits in those countries and/or if we have ceased conducting business in those countries altogether. Our inability to utilize tax losses could materially adversely affect our profitability. At any given time, we may face other tax exposures arising out of changes in tax or transfer pricing laws, tax reassessments or otherwise. To the extent we cannot implement measures to offset these exposures, they may have a material adverse effect on our profitability.

•                      We believe we will have sufficient financial resources available to successfully execute our business plan, even in the event of another global recession similar to that of 2008-2009. However, as a result of the reduction of our excess cash in connection with our balance sheet strategy, we may have less financial flexibility than we have had in the last few years. The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of economic conditions or a more prolonged recession than that experienced in 2008-2009 could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

•                      In recent years, we have invested significant amounts of money in our business through capital expenditures to support new facilities, expansion of existing facilities, purchases of production equipment and acquisitions. Returns achieved on such investments in the past are not necessarily indicative of the returns we may achieve on future investments and our inability to achieve returns on future investments which equal or exceed returns on past investments could have a material adverse effect on our level of profitability.

•                      Trading prices of our Common Shares cannot be predicted and may fluctuate significantly due to a variety of factors, many of which are outside our control, including: general economic and stock market conditions; variations in our operating results and financial condition; differences between our actual operating and financial results and those expected by investors and stock analysts; changes in recommendations made by stock analysts, whether due to factors relating to us, our customers, the automotive industry or otherwise; significant news or events relating to our primary customers, including the release of vehicle production and sales data; investor and stock analyst perceptions about the prospects for our or our primary customers’ respective businesses or the automotive industry; and other factors.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months				For the year
	ended December 31,				ended December 31,
	2014	2013	Change		2014	2013	Change
1 Canadian dollar equals U.S. dollars	0.881	0.953	-	8%	0.906	0.971	-	7%
1 euro equals U.S. dollars	1.250	1.361	-	8%	1.330	1.328		—
1 British pound equals U.S. dollars	1.583	1.619	-	2%	1.648	1.564	+	5%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months and year ended December 31, 2014 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation’s functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

RESULTS OF OPERATIONS — FOR THE YEAR ENDED DECEMBER 31, 2014

Sales

	For the year
	ended December 31,
	2014	2013	Change
Vehicle Production Volumes (millions of units)
North America	17.019	16.180	+	5%
Europe	20.086	19.348	+	4%
Sales
External Production
North America	$18,282	$16,744	+	9%
Europe	10,013	9,957	+	1%
Asia	1,640	1,391	+	18%
Rest of World	668	858	-	22%
Complete Vehicle Assembly	3,067	3,062		—
Tooling, Engineering and Other	2,971	2,823	+	5%
Total Sales	$36,641	$34,835	+	5%

External Production Sales - North America

External production sales in North America increased 9% or $1.54 billion to $18.28 billion for 2014 compared to $16.74 billion for 2013, primarily as a result of:

•                  the launch of new programs during or subsequent to 2013, including the:

•                  Jeep Cherokee;

•                  GM full-size pickups and SUVs;

•                  Lincoln MKC;

•                  Nissan Rogue; and

•                  BWM X4; and

•                  higher production volumes on certain existing programs.

These factors were partially offset by:

•                  a $433 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar;

•                  programs that ended production during or subsequent to 2013; and

•                  net customer price concessions subsequent to 2013.

External Production Sales - Europe

External production sales in Europe increased 1% or $56 million to $10.01 billion for 2014 compared to $9.96 billion for 2013, primarily as a result of:

•                  the launch of new programs during or subsequent to 2013, including the:

•                  Mercedes-Benz GLA;

•                  Porsche Macan;

•                  Skoda Octavia;

•                  Mercedes-Benz A-Class;

•                  Range Rover Sport; and

•                  Mercedes-Benz S-Class.

This factor was partially offset by:

•                  lower production volumes on certain existing programs;

•                  a decrease in content on certain programs, including the MINI Cooper and the Mercedes-Benz C-Class;

•                  programs that ended production during or subsequent to 2013;

•                  a $45 million decrease in reported U.S. dollar sales primarily as a result of the net weakening of foreign currencies against the U.S. dollar, including the Russian ruble; and

•                  net customer price concessions subsequent to 2013.

External Production Sales - Asia

External production sales in Asia increased 18% or $249 million to $1.64 billion for 2014 compared to $1.39 billion for 2013, primarily as a result of:

•                  the launch of new programs during or subsequent to 2013, primarily in China, India and South Korea, including the Audi Q3 and the Ford EcoSport; and

•                  higher production volumes on certain existing programs.

These factors were partially offset by net customer price concessions subsequent to 2013.

External Production Sales - Rest of World

External production sales in Rest of World decreased 22% or $190 million to $668 million for 2014 compared to $858 million for 2013, primarily as a result of:

•                  a $108 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Argentine peso and Brazilian real;

•                  lower production volumes on certain existing programs;

•                  programs that ended production during or subsequent to 2013; and

•                  a decrease in content on certain programs, including the Mercedes-Benz C-Class.

These factors were partially offset by:

•                  the launch of new programs during or subsequent to 2013, primarily in Brazil; and

•                  net customer price increases subsequent to 2013.

Complete Vehicle Assembly Sales

	For the year
	ended December 31,
	2014	2013	Change
Complete Vehicle Assembly Sales	$3,067	$3,062		—
Complete Vehicle Assembly Volumes (Units)	135,126	146,566	-	8%

Complete vehicle assembly sales increased $5 million, to $3.07 billion for 2014 compared to $3.06 billion for 2013 while assembly volumes decreased 8% or 11,440 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  an increase in assembly volumes for the Mercedes-Benz G-Class; and

•                  an $11 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by a decrease in assembly volumes for the MINI Paceman and the Peugeot RCZ.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 5% or $148 million to $2.97 billion for 2014 compared to $2.82 billion for 2013.

In 2014, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford Transit;

•                  MINI Countryman;

•                  Ford F-Series and F-Series Super Duty;

•                  QOROS 3;

•                  Ford Mustang;

•                  BMW X6;

•                  Mercedes-Benz M-Class;

•                  BMW X4; and

•                  Porsche Panamera.

In 2013, the major programs for which we recorded tooling, engineering and other sales were the:

•                  GM full-size pickups and SUVs;

•                  Ford Transit;

•                  QOROS 3;

•                  Ford Fusion;

•                  Mercedes-Benz M-Class;

•                  MINI Countryman;

•                  Skoda Octavia;

•                  MINI Cooper;

•                  MINI Paceman; and

•                  Jeep Grand Cherokee.

In addition, tooling, engineering and other sales decreased as a result of the weakening of certain foreign currencies against the U.S dollar, including the Canadian dollar and Russian ruble.

Cost of Goods Sold and Gross Margin

	For the year
	ended December 31,
	2014	2013
Sales	$36,641	$34,835
Cost of goods sold
Material	23,344	22,293
Direct labour	2,310	2,272
Overhead	5,969	5,722
	31,623	30,287
Gross margin	$5,018	$4,548
Gross margin as a percentage of sales	13.7%	13.1%

Cost of goods sold increased $1.34 billion to $31.62 billion for 2014 compared to $30.29 billion for 2013 primarily as a result of:

•                  higher material, overhead and labour costs associated with the increase in sales, including wage increases at certain operations;

•                  higher launch costs, including unanticipated costs at certain interiors facilities;

•                  increased pre-operating costs incurred at new facilities; and

•                  a greater amount of employee profit sharing.

These factors were partially offset by:

•                  a decrease in cost of goods sold as a result of the net weakening of foreign currencies against the U.S. dollar, including the weakening of the Canadian dollar, Russian ruble, Argentine peso and Brazilian real partially offset by the strengthening of the British pound and euro; and

•                  productivity and efficiency improvements at certain facilities.

Gross margin increased $470 million to $5.02 billion for 2014 compared to $4.55 billion for 2013 and gross margin as a percentage of sales increased to 13.7% for 2014 compared to 13.1% for 2013. The increase in gross margin as a percentage of sales was primarily due to:

•                  productivity and efficiency improvements at certain facilities; and

•                  a decrease in the proportion of complete vehicle assembly sales relative to total sales, which have a higher material content than our consolidated average.

These factors were partially offset by:

•                  higher launch costs, including unanticipated costs at certain interiors facilities;

•                  operational inefficiencies and other costs at certain facilities;

•                  increased pre-operating costs incurred at new facilities;

•                  a greater amount of employee profit sharing;

•                  an increase in tooling, engineering and other sales that have low or no margins;

•                  increased commodity costs; and

•                  higher warranty costs.

Depreciation and Amortization

Depreciation and amortization costs decreased $173 million to $0.89 billion for 2014 compared to $1.06 billion for 2013. The lower depreciation and amortization was primarily as a result of:

•                  intangible asset amortization of $158 million recorded in 2013 related to the acquisition and re-measurement of E-Car; and

•                  a decrease in reported U.S. dollar depreciation and amortization primarily as a result of the weakening of the Canadian dollar and Russian ruble, each against the U.S. dollar.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.7% for 2014 compared to 4.6% for 2013. SG&A expense increased $91 million to $1.71 billion for 2014 compared to $1.62 billion for 2013 primarily as a result of:

•                  higher incentive compensation;

•                  higher labour and other costs to support the growth in sales, including wage increases at certain operations;

•                  increased costs incurred at new facilities;

•                  $10 million of cash received related to the settlement of ABCP between the Investment Industry Regulatory Organization of Canada and financial institutions in 2013;

•                  a $5 million net decrease in revaluation gains in respect of ABCP; and

•                  a greater amount of employee profit sharing.

Equity Income

Equity income increased $15 million to $211 million for 2014 compared to $196 million for 2013.

Other Expense, net

During 2014 and 2013, we recorded Other Expense items as follows:

	2014			2013
		Net Income	Diluted		Net Income	Diluted
	Operating	Attributable	Earnings	Operating	Attributable	Earnings
	Income	to Magna	per Share	Income	to Magna	per Share
Fourth Quarter
Restructuring (1)	$6	$5	$0.02	$35	$25	$0.11
Impairment of long-lived assets (1)	18	12	0.06	33	21	0.09
Impairment of goodwill (1)	—	—	—	22	22	0.10
	24	17	0.08	90	68	0.30
Third Quarter
Restructuring (1)	7	6	0.03	48	33	0.14
Second Quarter
Restructuring (1)	11	10	0.05	—	—	—
First Quarter
Restructuring (1)	22	20	0.09	6	6	0.02
Full year other expense, net	$64	$53	$0.24	$144	$107	$0.47

(1)         Restructuring and Impairment Charges

[a]         For the year ended December 31, 2014

(i)            Restructuring

During 2014, we recorded net restructuring charges of $46 million ($41 million after tax) in Europe at our exterior and interior systems operations.

During 2015, we expect to record additional restructuring charges of approximately $40 million.

(ii)        Impairments of long-lived assets

In conjunction with our annual business planning cycle, during the fourth quarter of 2014, we recorded long-lived asset impairment charges of $18 million ($12 million after tax). The impairment related to fixed assets at an interiors operation in the United States.

[b]         For the year ended December 31, 2013

(i)            Restructuring

During 2013, we recorded net restructuring charges of $89 million ($64 million after tax), in Europe at our exterior and interior systems operations related primarily to the closure of a facility in Belgium.

(ii)        Impairments of long-lived assets

During the fourth quarter of 2013, we recorded long-lived asset impairment charges of $33 million ($21 million after tax and non-controlling interests) consisting of $23 million in North America and $10 million in Rest of World. The impairment charges related to battery research equipment in North America and fixed assets at our Seating operations in South America.

(iii)    Impairment of goodwill

During the fourth quarter of 2013, we recorded goodwill impairment charges of $22 million ($22 million after tax) in Rest of World related to our metal stamping operations.

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis. Consistent with the above, our internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

	For the year ended December 31,
	External Sales			Adjusted EBIT
	2014	2013	Change	2014	2013	Change
North America	$19,603	$17,859	$1,744	$1,992	$1,645	$347
Europe	14,494	14,525	(31)	434	375	59
Asia	1,837	1,539	298	162	85	77
Rest of World	694	889	(195)	(35)	(76)	41
Corporate and Other	13	23	(10)	79	36	43
Total reportable segments	$36,641	$34,835	$1,806	$2,632	$2,065	$567

Excluded from Adjusted EBIT for 2014 and 2013 were the following Other Expense items, which have been discussed in the “Other Expense” section.

	For the year
	ended December 31,
	2014	2013
North America
Impairment of long-lived assets	$18	$23
Europe
Restructuring	46	89
Rest of World
Impairment of goodwill	—	32
	$64	$144

North America

Adjusted EBIT in North America increased $347 million to $1.99 billion for 2014 compared to $1.65 million for 2013 primarily as a result of:

•                  margins earned on higher production sales;

•                  intangible asset amortization of $158 million, recorded in 2013, related to the acquisition and re-measurement of E-Car;

•                  productivity and efficiency improvements at certain facilities; and

•                  higher equity income.

These factors were partially offset by:

•                  higher launch costs, including unanticipated costs at certain interiors facilities;

•                  operational inefficiencies and other costs at certain facilities;

•                  increased pre-operating costs incurred at new facilities;

•                  higher affiliation fees paid to Corporate;

•                  a greater amount of employee profit sharing;

•                  a decrease in reported U.S. dollar EBIT due to the weakening of the Canadian dollar against the U.S. dollar;

•                  higher warranty costs of $18 million;

•                  higher incentive compensation;

•                  approximately $15 million of costs incurred, net of insurance recoveries, related to a fire at a body and chassis facility;

•                  increased commodity costs;

•                  increased stock-based compensation; and

•                  net customer price concessions subsequent to 2013.

Europe

Adjusted EBIT in Europe increased $59 million to $434 million for 2014 compared to $375 million for 2013 primarily as a result of:

•                  margins earned on higher production sales;

•                  the benefit of restructuring and downsizing activities recently undertaken;

•                  lower warranty costs of $15 million;

•                  productivity and efficiency improvements at certain facilities;

•                  lower downsizing costs;

•                  higher equity income; and

•                  decreased commodity costs.

These factors were partially offset by:

•                  higher launch costs, including unanticipated costs at certain interiors facilities in the United Kingdom;

•                  increased pre-operating costs incurred at new facilities;

•                  higher affiliation fees paid to Corporate;

•                  a greater amount of employee profit sharing;

•                  operational inefficiencies and other costs at certain facilities;

•                  increased stock-based compensation; and

•                  net customer price concessions subsequent to 2013.

Asia

Adjusted EBIT in Asia increased $77 million to $162 million for 2014 compared to $85 million for 2013 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  higher equity income; and

•                  decreased pre-operating costs incurred at new facilities.

These factors were partially offset by:

•                  higher launch costs;

•                  higher affiliation fees paid to Corporate;

•                  higher warranty costs of $2 million; and

•                  net customer price concessions subsequent to 2013.

Rest of World

Adjusted EBIT in Rest of World increased $41 million to a loss of $35 million for 2014 compared to a loss of $76 million for 2013 primarily as a result of:

•                  productivity and efficiency improvements at certain facilities;

•                  the benefit of restructuring and downsizing activities recently undertaken;

•                  a decrease in reported U.S. dollar EBIT loss due to the weakening of the Brazilian real and Argentine peso, each against the U.S. dollar;

•                  lower affiliation fees paid to Corporate; and

•                  net customer price increases subsequent to 2013.

These factors were partially offset by:

•                  higher production costs, including inflationary increases, that we have not been fully successful in passing through to our customers;

•                  a favourable earn-out settlement during 2013;

•                  increased commodity costs;

•                  higher launch costs;

•                  higher warranty costs of $1 million; and

•                  higher incentive compensation.

Corporate and Other

Corporate and Other Adjusted EBIT increased $43 million to $79 million for 2014 compared to $36 million for 2013 primarily as a result of:

•                 an increase in affiliation fees earned from our divisions; and

•                  decreased stock-based compensation.

These factors were partially offset by:

•                  higher incentive compensation;

•                  $10 million of cash received related to the settlement of ABCP between the Investment Industry Regulatory Organization of Canada and financial institutions in the first quarter of 2013; and

•                  a $5 million net decrease in valuation gains in respect of ABCP.

Interest Expense, net

During 2014, we recorded net interest expense of $29 million compared to $16 million for 2013. The $13 million increase is primarily as a result of interest expense on the $750 million 3.625% fixed rate Senior Notes issued during the second quarter of 2014 (the “Senior Notes”), partially offset by interest income earned on higher investment balances.

Income from Operations before Income Taxes

Income from operations before income taxes increased $634 million to $2.54 billion for 2014 compared to $1.91 billion for 2013. Excluding Other Expense, discussed in the “Other Expense” section, income from operations before income taxes for 2014 increased $554 million. The increase in income from operations before income taxes is the result of the increase in Adjusted EBIT partially offset by the increase in net interest expense, as discussed above.

Income Taxes

	2014		2013
	$	%	$	%

Income taxes as reported	$659	26.0	$360	18.9
Tax effect on Other expense, net	11	(0.2)	28	—
Austrian Tax Reform	(32)	(1.3)	—	—
Mexican flat tax	—	—	36	1.8
Valuation allowances	—	—	21	1.0
	$638	24.5	$445	21.7

For 2014, the Austrian government enacted legislation abolishing the utilization of foreign losses, where the foreign subsidiary is not a member of the European Union. Furthermore, any foreign losses used by Austrian entities arising in those non European Union subsidiaries are subject to recapture in Austria. As a consequence of this change, we have taken a charge to income tax expense of $32 million (“Austrian Tax Reform”).

For 2013, we had valuation allowances against our deferred tax assets in certain European countries. These valuation allowances were required because of historical losses and uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these deferred tax assets. Over the past few years, some of our European operations have delivered sustained profits which, together with forecasted profits have allowed us to release a portion of the valuation allowances set up against our European deferred tax assets. Additionally, during 2013, we released a portion of our valuation allowance in China. The effect of these valuation allowance releases in 2013 is $21 million. Finally, we recorded a $36 million deferred tax benefit as a result of the elimination of the Mexican flat tax. The valuation allowances and elimination of the Mexican flat tax (the “Deferred Tax Adjustments”) totaled $57 million in 2013.

Excluding Other Expense, after tax, the Austrian Tax Reform and the Deferred Tax Adjustments, the effective income tax rate increased to 24.5% for 2014 compared to 21.7% for 2013 primarily as a result of:

•                  lower favourable audit settlements; and

•                  an increase in permanent items.

These factors were partially offset by:

•                  a reduction in losses not benefitted in South America and Asia; and

•                  non-creditable withholding tax recorded in 2013.

Net Income

Net income of $1.88 billion for 2014 increased $335 million compared to 2013. Excluding Other Expense, after tax, as discussed in the “Other Expense” section and the Austrian Tax Reform and Deferred Tax Adjustments as discussed in the “Income Taxes” section, net income increased $361 million. The increase in net income is the result of the increase in income from operations before income taxes partially offset by higher income taxes.

Net Loss Attributable to Non-controlling Interests

Net loss attributable to non-controlling interests decreased $14 million to $2 million for 2014 compared to $16 million for 2013 primarily as a result of impairments of long-lived assets in 2013 as discussed in the “Other Expense” section and improved operating performance at certain subsidiaries in China that have non-controlling interests.

Net Income Attributable to Magna International Inc.

Net income attributable to Magna International Inc. of $1.88 billion for 2014 increased $321 million compared to 2013. Excluding Other Expense, after tax and net loss attributable to non-controlling interests, as discussed in the “Other Expense” section and the Austrian Tax Reform and Deferred Tax Adjustments as discussed in the “Income Taxes” section, net income attributable to Magna International Inc. increased $356 million primarily as a result of the increase in net income, as discussed above.

Earnings per Share

	For the year
	ended December 31,
	2014	2013	Change

Earnings per Common Share
Basic	$8.81	$6.85	+	29%
Diluted	$8.69	$6.76	+	29%

Weighted average number of Common Shares outstanding (millions)
Basic	213.6	227.9	-	6%
Diluted	216.6	230.8	-	6%

Diluted earnings per share increased $1.93 to $8.69 for 2014 compared to $6.76 for 2013. Other Expense, after tax, net loss attributable to non-controlling interests and the Austrian Tax Reform and Deferred Tax Adjustments, negatively impacted diluted earnings per share by $0.39 and $0.22 in 2014 and 2013, respectively. Other Expense and the Austrian Tax Reform and Deferred Tax Adjustments are discussed in the “Other Expense” and “Income Taxes” sections, respectively. Excluding the $0.39 and the $0.22 per share negative impact for 2014 and 2013, respectively, diluted earnings per share increased $2.10, as a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during 2014.

The decrease in the weighted average number of diluted shares outstanding was due to the purchase and cancellation of Common Shares, during or subsequent to 2013, pursuant to our normal course issuer bids partially offset by an increase in the number of diluted options outstanding as a result of an increase in the trading price of our common stock and the issue of Common Shares related to the exercise of stock options.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the year
	ended December 31,
	2014	2013	Change

Net income	$1,880	$1,545
Items not involving current cash flows	1,157	1,149
	3,037	2,694	$343
Changes in operating assets and liabilities	(245)	(127)
Cash provided from operating activities	$2,792	$2,567	$225

Cash flow from operations before changes in operating assets and liabilities increased $343 million to $3.04 million for 2014 compared to $2.69 billion for 2013. The increase in cash flow from operations was due to a $335 million increase in net income, as discussed above and an $8 million increase in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

	For the year
	ended December 31,
	2014	2013

Depreciation and amortization	$890	$1,063
Amortization of other assets included in cost of goods sold	148	138
Deferred income taxes	94	(100)
Other non-cash charges	36	23
Impairment charges	18	55
Equity income in excess of dividends received	(29)	(30)
Items not involving current cash flows	$1,157	$1,149

Cash invested in operating assets and liabilities amounted to $245 million for 2014 compared to $127 million for 2013. The change in operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the year
	ended December 31,
	2014	2013

Accounts receivable	$(767)	$(584)
Inventories	(343)	(141)
Prepaid expenses and other	5	(56)
Accounts payable	677	325
Accrued salaries and wages	82	87
Other accrued liabilities	79	298
Income taxes payable	22	(56)
Changes in operating assets and liabilities	$(245)	$(127)

Higher accounts receivable relate primarily to the timing of cash receipts from customers for production sales and increased accrued tooling and engineering receivables in December 2014. The increase in inventories was primarily due to increased tooling inventory in Europe and higher production inventory to support higher sales activities and for upcoming launches. The increase in accounts payable was primarily due to timing of payments. The increase in accrued salaries and wages was primarily due to timing of accrued wages, increased incentive compensation and employee profit sharing accruals.

Capital and Investment Spending

	For the year
	ended December 31,
	2014	2013	Change

Fixed asset additions	$(1,586)	$(1,169)
Investments and other assets	(175)	(192)
Fixed assets, investments and other assets additions	(1,761)	(1,361)
Purchase of subsidiaries	(23)	(9)
Proceeds from disposition	167	163
Cash used for investment activities	$(1,617)	$(1,207)	$(410)

Fixed assets, investments and other assets additions

In 2014, we invested $1.59 billion in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2014 was for manufacturing equipment for programs that will be launching subsequent to 2014 and for facilities, including $105 million for the purchase of eight leased facilities in Mexico from Granite Real Estate Investment Trust.

In 2014, we invested $153 million in other assets related primarily to fully reimbursable tooling and engineering costs for programs that launched during 2014 or will be launching subsequent to 2014. In addition, we invested $22 million in equity accounted investments.

Purchase of subsidiaries

In October 2014, we acquired Techform Group of Companies, an automotive supplier of hinges, door locking rods and other closure products, which has operations in Canada, the United States and China, for cash consideration of $23 million.

In November 2013, we acquired the remaining 49% interest of Textile Competence Centre Kft, a textile plant in Germany for cash consideration of $9 million. Prior to the acquisition, we were fully consolidating this entity with non-controlling interest equal to the 49% interest not owned by us.

Proceeds from disposition

In 2014, the $167 million of proceeds include cash related to the disposal of certain non-core exteriors facilities in North America and normal course fixed and other asset disposals.

Financing

	For the year
	ended December 31,
	2014	2013	Change

Issues of debt	$860	$151
Issues of Common Shares on exercise of stock options	49	63
Increase (decrease) in bank indebtedness	$1	$(18)
Repayments of debt	(189)	(173)
Repurchase of Common Shares	(1,783)	(1,020)
Settlement of stock options	—	(23)
Contribution to subsidiaries by non-controlling interests	—	4
Dividends paid	(316)	(284)
Cash used for financing activities	$(1,378)	$(1,300)	$(78)

Issues of debt relates primarily to the issue of the $750 million Senior Notes. The Senior Notes are senior unsecured obligations, interest is payable on June 15 and December 15 of each year, and do not include any financial covenants. We may redeem the Senior Notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes.

During 2014, we purchased for cancellation 17.4 million Common Shares for an aggregate purchase price of $1.78 billion under our normal course issuer bids.

Cash dividends paid per Common Share were $1.52 for 2014, for a total of $316 million.

Financing Resources

	As at	As at
	December 31,	December 31,
	2014	2013	Change

Liabilities
Bank indebtedness	$33	$41
Long-term debt due within one year	184	230
Long-term debt	811	102
	1,028	373
Non-controlling interests	14	16
Shareholders’ equity	8,659	9,623
Total capitalization	$9,701	$10,012	$(311)

Total capitalization decreased by $311 million to $9.70 billion at December 31, 2014 compared to $10.01 billion at December 31, 2013, primarily as a result of a $964 million decrease in shareholders’ equity partially offset by a $655 million increase in liabilities.

The decrease in shareholders’ equity was primarily as a result of:

•                  the $1.78 billion repurchase and cancellation of 17.4 million Common Shares under our normal course issuer bids during 2014;

•                  the $681 million net unrealized loss on translation of our net investment in foreign operations;

•                  $316 million of dividends paid during 2014; and

•                  the $103 million net unrealized loss on cash flow hedges.

These factors were partially offset by the $1.88 billion of net income earned in 2014.

The increase in liabilities relates primarily to long-term debt issued in relation to the $750 million Senior Notes partially offset by net repayments of our bank term debt.

Cash Resources

During 2014, our cash resources decreased by $301 million to $1.25 billion as a result of the cash used for investing and financing activities partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at December 31, 2014, we had term and operating lines of credit totalling $2.57 billion of which $2.29 billion was unused and available.

On May 16, 2014, our $2.25 billion revolving credit facility maturing June 20, 2018 was extended to June 20, 2019. The facility includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

During the first quarter of 2014, we filed a short form base shelf prospectus with the Ontario Securities Commission and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10. The filings provide for the potential offering in Ontario and the United States of up to an aggregate of $2.00 billion of debt securities from time to time over a 25 month period. During the second quarter of 2014, we issued $750 million of Senior Notes under the filings.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at February 24, 2015 were exercised:

Common Shares	205,170,260
Stock options (i)	4,098,038
209,268,298

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

At December 31, 2014, we had contractual obligations requiring annual payments as follows:

		2016-	2018-
	2015	2017	2019	Thereafter	Total

Operating leases	$306	$510	$356	$382	$1,554
Long-term debt	184	37	18	757	996
Unconditional Purchase Obligations:
Materials and Services	2,052	158	7	6	2,223
Capital	420	36	12	1	469
Total contractual obligations	$2,962	$741	$393	$1,146	$5,242

Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $574 million at December 31, 2014. These obligations are as follows:

			Termination and
	Pension	Retirement	Long Service
	Liability	Liability	Arrangements	Total

Projected benefit obligation	$540	$41	$340	$921
Less plan assets	(347)	—	—	(347)
Unfunded amount	$193	$41	$340	$574

Our off-balance sheet financing arrangements are limited to operating lease contracts.

The majority of our facilities are subject to operating leases. Operating lease payments in 2014 for facilities were $286 million. Operating lease commitments in 2015 for facilities are expected to be $258 million. A majority of our existing lease agreements generally provide for periodic rent escalations based either on fixed-rate step increases, or on the basis of a consumer price index adjustment (subject to certain caps).

We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment were $58 million for 2014, and are expected to be $48 million in 2014.

Although our consolidated contractual annual lease commitments decline year by year, we expect that existing leases will either be renewed or replaced, or alternatively, we will incur capital expenditures to acquire equivalent capacity.

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations’ material, equipment and labour are paid for principally in euros and British pounds.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. In addition, we enter into foreign exchange contracts to manage foreign exchange exposure with respect to internal funding arrangements. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED DECEMBER 31, 2014

Sales

	For the three months
	ended December 31,
	2014	2013	Change

Vehicle Production Volumes (millions of units)
North America	4.231	4.032	+	5%
Europe	5.065	4.913	+	3%

Sales
External Production
North America	$4,699	$4,371	+	8%
Europe	2,370	2,587	-	8%
Asia	451	399	+	13%
Rest of World	169	188	-	10%
Complete Vehicle Assembly	721	788	-	9%
Tooling, Engineering and Other	986	841	+	17%
Total Sales	$9,396	$9,174	+	2%

External Production Sales - North America

External production sales in North America increased 8% or $328 million to $4.70 billion for the three months ended December 31, 2014 compared to $4.37 billion for the three months ended December 31, 2013, primarily as a result of the launch of new programs during or subsequent to the fourth quarter of 2013, including the Ford Transit, the Lincoln MKC and the BMW X4.

This factor was partially offset by:

•                  a $127 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar;

•                  lower production volumes on certain existing programs;

•                  divestitures, net of acquisitions completed during or subsequent to the fourth quarter of 2013; and

•                  net customer price concessions subsequent to the fourth quarter of 2013.

External Production Sales - Europe

External production sales in Europe decreased 8% or $217 million to $2.37 billion for the three months ended December 31, 2014 compared to $2.59 billion for the three months ended December 31, 2013, primarily as a result of:

•                  a $225 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the euro and Russian ruble, each against the U.S. dollar;

•                  lower production volumes on certain existing programs;

•                  a decrease in content on certain programs, including the Mercedes-Benz C-Class;

•                  programs that ended production during or subsequent to the fourth quarter of 2013; and

•                  net customer price concessions subsequent to the fourth quarter of 2013.

These factors were partially offset by the launch of new programs during or subsequent to the fourth quarter of 2013, including the Mercedes-Benz GLA, the Ford Transit and the Porsche Macan.

External Production Sales - Asia

External production sales in Asia increased 13% or $52 million to $451 million for the three months ended December 31, 2014 compared to $399 million for the three months ended December 31, 2013, primarily as a result of higher production volumes on certain existing programs and the launch of new programs during or subsequent to the fourth quarter of 2013, primarily in China. These factors were partially offset by a $5 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the Chinese renminbi against the U.S. dollar and net customer price concessions subsequent to the fourth quarter of 2013.

External Production Sales - Rest of World

External production sales in Rest of World decreased 10% or $19 million to $169 million for the three months ended December 31, 2014 compared to $188 million for the three months ended December 31, 2013, primarily as a result of:

•                  a $29 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Brazilian real and Argentine peso;

•                  programs that ended production during or subsequent to the fourth quarter of 2013;

•                  lower production volumes on certain existing programs; and

•                  a decrease in content on certain programs, including the Mercedes-Benz C-Class.

These factors were partially offset by:

•                  the launch of new programs during or subsequent to the fourth quarter of 2013, primarily in Brazil; and

•                  net customer price increases subsequent to the fourth quarter of 2013.

Complete Vehicle Assembly Sales

	For the three months
	ended December 31,
	2014	2013	Change

Complete Vehicle Assembly Sales	$721	$788	-	9%

Complete Vehicle Assembly Volumes (Units)	32,965	36,704	-	10%

Complete vehicle assembly sales decreased 9%, or $67 million, to $721 million for the three months ended December 31, 2014 compared to $788 million for the three months ended December 31, 2013 and assembly volumes decreased 10% or 3,739 units.

The decrease in complete vehicle assembly sales is primarily as a result of:

•                  a $63 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar; and

•                  a decrease in assembly volumes for the MINI Paceman and the Peugeot RCZ.

These factors were partially offset by an increase in assembly volumes for the Mercedes-Benz G-Class.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 17% or $145 million to $986 million for the three months ended December 31, 2014 compared to $841 million for the three months ended December 31, 2013.

In the three months ended December 31, 2014, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford F-Series and F-Series Super Duty;

•                  Ford Transit;

•                  Nissan NP300 Navara;

•                  Mercedes-Benz C-Class;

•                  Ford Mondeo;

•                  Buick Enclave, GMC Acadia and Chevrolet Traverse;

•                  Skoda Octavia; and

•                  Volkswagen Golf.

In the three months ended December 31, 2013, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Cooper;

•                  Mercedes-Benz M-Class;

•                  GM full-size pickups and SUVs;

•                  QOROS 3;

•                  Opel Zafira;

•                  MINI Countryman;

•                  Mercedes-Benz Vito;

•                  Volkswagen Golf; and

•                  Ford Transit.

In addition, tooling, engineering and other sales decreased as a result of the weakening of foreign currencies against the U.S dollar, including the euro, Russian ruble and Canadian dollar.

Segment Analysis

	For the three months ended December 31,
	External Sales			Adjusted EBIT
	2014	2013	Change	2014	2013	Change

North America	$5,103	$4,627	$476	$542	$477	$65
Europe	3,613	3,899	(286)	99	111	(12)
Asia	503	449	54	52	26	26
Rest of World	175	193	(18)	(5)	(21)	16
Corporate and Other	2	6	(4)	24	14	10
Total reportable segments	$9,396	$9,174	$222	$712	$607	$105

Excluded from Adjusted EBIT for the three months ended December 31, 2014 and 2013 were the following Other Expense items, which have been discussed in the “Other Expense” section.

	For the three months
	ended December 31,
	2014	2013

North America
Impairment of long-lived assets	$18	$23

Europe
Restructuring	6	35

Rest of World
Impairment of goodwill	—	32

	$24	$90

North America

Adjusted EBIT in North America increased $65 million to $542 million for the three months ended December 31, 2014 compared to $477 million for the three months ended December 31, 2013 primarily as a result of:

•                  margins earned on higher production sales;

•                  intangible asset amortization of $40 million, recorded in the fourth quarter of 2013, related to the acquisition and re-measurement of E-Car;

•                  higher equity income; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  increased pre-operating costs incurred at new facilities;

•                  higher incentive compensation;

•                  increased commodity costs;

•                  higher warranty costs of $8 million;

•                  higher launch costs, including unanticipated costs at certain interiors facilities;

•                  operational inefficiencies and other costs at certain facilities;

•                  higher affiliation fees paid to Corporate;

•                  a greater amount of employee profit sharing; and

•                  net customer price concessions subsequent to the three months ended December 31, 2013.

Europe

Adjusted EBIT in Europe decreased $12 million to $99 million for the three months ended December 31, 2014 compared to $111 million for the three months ended December 31, 2013 primarily as a result of:

•                  higher launch costs, including unanticipated costs at certain interiors facilities in the United Kingdom;

•                 increased pre-operating costs incurred at new facilities;

•                  a greater amount of employee profit sharing;

•                  higher affiliation fees paid to Corporate;

•                  higher incentive compensation;

•                  operational inefficiencies and other costs at certain facilities; and

•                  net customer price concessions subsequent to the three months ended December 31, 2013.

These factors were partially offset by:

•                  lower warranty costs of $18 million;

•                  productivity and efficiency improvements at certain facilities; and

•                  decreased commodity costs.

Asia

Adjusted EBIT in Asia increased $26 million to $52 million for the three months ended December 31, 2014 compared to $26 million for the three months ended December 31, 2013 primarily as a result of margins earned on higher production sales, including margins earned on the launch of new facilities and new programs partially offset by:

•                  higher launch costs; and

•                  higher affiliation fees paid to Corporate.

Rest of World

Adjusted EBIT in Rest of World increased $16 million to a loss of $5 million for the three months ended December 31, 2014 compared to a loss of $21 million for the three months ended December 31, 2013 primarily as a result of:

•                  the benefit of restructuring and downsizing activities recently undertaken;

•                  productivity and efficiency improvements at certain facilities;

•                  lower launch costs;

•                  higher equity income; and

•                  net customer price increases subsequent to the three months ended December 31, 2013.

These factors were partially offset by:

•                  higher production costs, including inflationary increases, that we have not been fully successful in passing through to our customers;

•                  a favourable earn-out settlement during the three months ended December 31, 2013; and

•                  higher warranty costs of $1 million.

Corporate and Other

Corporate and Other Adjusted EBIT increased $10 million to $24 million for the three months ended December 31, 2014 compared to $14 million for the three months ended December 31, 2013 primarily as a result of an increase in affiliation fees earned from our divisions partially offset by higher incentive compensation and a $3 million net decrease in valuation gains in respect of ABCP.

FUTURE CHANGES IN ACCOUNTING POLICIES

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 is effective for us in the first quarter of fiscal 2017 using either of two methods: [i] retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or [ii] retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. We are currently evaluating the impact of the pending adoption of ASU 2014-09 on our consolidated financial statements.

SUBSEQUENT EVENTS

Stock Split

On February 24, 2015, our Board of Directors approved a two-for-one stock split, to be implemented by way of a stock dividend, whereby our shareholders will receive an additional Common Share for each Common Share held. The stock dividend will be payable on March 25, 2015, to shareholders of record at the close of business on March 11, 2015. All equity-based compensation plans or arrangements and our normal course issuer bid will be adjusted to reflect the stock split.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 17 of our unaudited interim consolidated financial statements for the three months and year ended December 31, 2014, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2013.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking information” or  “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: Magna’s forecasts of light vehicle production globally and in North America, Europe and China; implementation of our capital strategy, including investments in our business through capital expenditures and acquisitions, and returns of capital to our shareholders through dividends and share repurchases; the timing and success of new program launches; expected operating performance and earnings in our operating segments; and implementation of improvement plans in our underperforming operations, and/or restructuring actions, including the expected level of restructuring charges for 2015. The forward-looking statements or forward-looking information in this press release is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements or forward-looking information may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements or forward-looking information. Any such forward-looking statements or forward-looking information are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the impact of economic or political conditions on consumer confidence, consumer demand for vehicles and vehicle production; fluctuations in relative currency values; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating Divisions; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; our ability to successfully launch material new or takeover business; shifts in market share away from our top customers; inability to grow our business with OEMs; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, India, Russia, Eastern Europe, Thailand, Brazil, Argentina and other non-traditional markets for us; a prolonged disruption in the supply of components to us from our suppliers; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); our ability to successfully compete with other automotive suppliers;  reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; our ability to consistently develop innovative products or processes; impairment charges related to goodwill and long-lived assets; exposure to, and ability to offset, volatile commodities prices; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; warranty and recall costs; risk of production disruptions due to natural disasters or other catastrophic events; the security and reliability of our IT systems; pension liabilities; legal claims and/or regulatory actions against us, including the ongoing antitrust investigations being conducted by German and Brazilian authorities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; liquidity risks as a result of an unanticipated deterioration of economic conditions; our ability to achieve future investment returns that equal or exceed past returns;  the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statements or forward-looking information, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements or forward-looking information. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements or forward-looking information to reflect subsequent information, events, results or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Year ended
		December 31,		December 31,
	Note	2014	2013	2014	2013

Sales		$9,396	$9,174	$36,641	$34,835

Costs and expenses
Cost of goods sold		8,070	7,903	31,623	30,287
Depreciation and amortization		226	284	890	1,063
Selling, general and administrative	13	442	428	1,707	1,616
Interest expense, net		11	3	29	16
Equity income		(54)	(48)	(211)	(196)
Other expense, net	2	24	90	64	144
Income from operations before income taxes		677	514	2,539	1,905
Income taxes	12	168	66	659	360
Net income		509	448	1,880	1,545
Net loss attributable to non-controlling interests		—	10	2	16
Net income attributable to Magna International Inc.		$509	$458	$1,882	$1,561

Earnings per Common Share:	3
Basic		$2.47	$2.06	$8.81	$6.85
Diluted		$2.44	$2.03	$8.69	$6.76

Cash dividends paid per Common Share		$0.38	$0.32	$1.52	$1.28

Weighted average number of Common Shares outstanding during the period [in millions]:	3
Basic		206.2	222.1	213.6	227.9
Diluted		209.1	225.4	216.6	230.8

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Year ended
		December 31,		December 31,
	Note	2014	2013	2014	2013

Net income		$509	$448	$1,880	$1,545

Other comprehensive loss, net of tax:	15
Net unrealized loss on translation of net investment in foreign operations		(323)	(52)	(681)	(134)
Net unrealized loss on cash flow hedges		(79)	(34)	(103)	(39)
Reclassification of net loss (gain) on cash flow hedges to net income		6	(3)	10	(15)
Reclassification of net (gain) loss on pensions to net income		—	(2)	3	7
Pension and post retirement benefits		(72)	44	(72)	44
Net unrealized loss on available-for-sale investments		—	—	—	(5)
Other comprehensive loss		(468)	(47)	(843)	(142)

Comprehensive income		41	401	1,037	1,403
Comprehensive loss attributable to non-controlling interests		—	10	2	17
Comprehensive income attributable to Magna International Inc.		$41	$411	$1,039	$1,420

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Year ended
		December 31,		December 31,
	Note	2014	2013	2014	2013

Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$509	$448	$1,880	$1,545
Items not involving current cash flows	4	372	361	1,157	1,149
		881	809	3,037	2,694
Changes in operating assets and liabilities	4	118	451	(245)	(127)
Cash provided from operating activities		999	1,260	2,792	2,567

INVESTMENT ACTIVITIES
Fixed asset additions		(670)	(463)	(1,586)	(1,169)
Purchase of subsidiaries	5	(23)	(9)	(23)	(9)
Increase in investments and other assets		(23)	(34)	(175)	(192)
Proceeds from disposition		41	73	167	163
Cash used for investing activities		(675)	(433)	(1,617)	(1,207)

FINANCING ACTIVITIES
Issues of debt	10	36	68	860	151
(Decrease) increase in bank indebtedness		(18)	(4)	1	(18)
Repayments of debt		(58)	(31)	(189)	(173)
Issue of Common Shares		6	3	49	63
Settlement of stock options		—	—	—	(23)
Repurchase of Common Shares	14	(354)	(297)	(1,783)	(1,020)
Contribution to subsidiaries by non-controlling interests		—	—	—	4
Dividends paid		(75)	(68)	(316)	(284)
Cash used for financing activities		(463)	(329)	(1,378)	(1,300)

Effect of exchange rate changes on cash and cash equivalents		(43)	(8)	(98)	(28)

Net (decrease) increase in cash and cash equivalents during the period		(182)	490	(301)	32
Cash and cash equivalents, beginning of period		1,435	1,064	1,554	1,522
Cash and cash equivalents, end of period		$1,253	$1,554	$1,253	$1,554

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions, except shares issued]

As at December 31,	Note	2014	2013

ASSETS
Current assets
Cash and cash equivalents	4	$1,253	$1,554
Accounts receivable		5,635	5,246
Inventories	6	2,757	2,637
Income taxes receivable		16	—
Deferred tax assets	12	186	275
Prepaid expenses and other		160	211
		10,007	9,923

Investments	16	419	391
Fixed assets, net		5,664	5,441
Goodwill	7	1,350	1,440
Deferred tax assets	12	147	120
Other assets	8	552	675
		$18,139	$17,990

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$33	$41
Accounts payable		5,105	4,781
Accrued salaries and wages		730	704
Other accrued liabilities	9	1,538	1,538
Income taxes payable		—	6
Deferred tax liabilities	12	21	9
Long-term debt due within one year		184	230
		7,611	7,309

Long-term debt	10	811	102
Long-term employee benefit liabilities	11	580	532
Other long-term liabilities		292	208
Deferred tax liabilities	12	172	200
		9,466	8,351

Shareholders’ equity
Capital stock
Common Shares [issued: 205,162,635; 2013 — 221,151,704]	14	3,979	4,230
Contributed surplus		83	69
Retained earnings		5,155	5,011
Accumulated other comprehensive (loss) income	15	(558)	313
		8,659	9,623

Non-controlling interests		14	16
		8,673	9,639
		$18,139	$17,990

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCI (i)	Interests	Equity
		[in millions]

Balance, December 31, 2012		233.1	$4,391	$80	$4,462	$496	$29	$9,458
Net income					1,561		(16)	1,545
Other comprehensive loss						(141)	(1)	(142)
Issues of shares by subsidiaries							4	4
Shares issued on exercise of stock options		2.0	84	(21)				63
Repurchase and cancellation under normal course issuer bid	14	(14.1)	(271)		(707)	(42)		(1,020)
Release of restricted stock			6	(6)				—
Release of restricted stock units			9	(9)				—
Stock-based compensation expense	13			34				34
Settlement of stock options	13			(9)	(10)			(19)
Dividends paid		0.2	11		(295)			(284)
Balance, December 31, 2013		221.2	4,230	69	5,011	313	16	9,639

Net income					1,882		(2)	1,880
Other comprehensive loss						(843)		(843)
Shares issued on exercise of stock options		1.3	63	(12)				51
Repurchase and cancellation under normal course issuer bid	14	(17.4)	(342)		(1,413)	(28)		(1,783)
Release of restricted stock			5	(5)				—
Release of restricted stock units			14	(14)				—
Stock-based compensation expense	13			38				38
Reclassification of liability	13			7				7
Dividends paid		0.1	9		(325)			(316)
Balance, December 31, 2014		205.2	$3,979	$83	$5,155	$(558)	$14	$8,673

(i)       AOCI is Accumulated Other Comprehensive Income.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a]   Basis of Presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in U.S. dollars following U.S. generally accepted accounting principles [“GAAP”] and the accounting policies as set out in note 1 to the annual consolidated financial statements for the year ended December 31, 2013.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2013 audited consolidated financial statements and notes included in the Company’s 2013 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 31, 2014 and the results of operations, changes in equity and cash flows for the three-month and years ended December 31, 2014 and 2013.

[b]   Accounting Changes

Future Accounting Standards

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 is effective for the Company in the first quarter of fiscal 2017 using either of two methods: [i] retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or [ii] retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company is currently evaluating the impact of its pending adoption of ASU 2014-09 on its consolidated financial statements.

[c]   Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              OTHER EXPENSE, NET

	Year ended
	December 31,
	2014	2013

Fourth Quarter
Restructuring [a, c]	$6	$35
Impairment of long-lived assets [b, d]	18	33
Impairment of goodwill [e]	—	22
	24	90

Third Quarter
Restructuring [a, c]	7	48

Second Quarter
Restructuring [a]	11	—

First Quarter
Restructuring [a, c]	22	6

	$64	$144

For the year ended December 31, 2014:

[a]   Restructuring

During 2014, the Company recorded net restructuring charges of $46 million [$41 million after tax] in Europe at its exterior and interior systems operations.

[b]         Impairment of long-lived assets

In conjunction with its annual business planning cycle, during the fourth quarter of 2014, the Company recorded long-lived asset impairment charges of $18 million [$12 million after tax] related to fixed assets at an interior systems facility in the United States.

For the year ended December 31, 2013:

[c]   Restructuring

During 2013, the Company recorded net restructuring charges of $89 million [$64 million after tax], in Europe at its exterior and interior systems operations related primarily to the closure of a facility in Belgium.

[d]         Impairment of long-lived assets

During the fourth quarter of 2013, the Company recorded long-lived asset impairment charges of $33 million [$21 million after tax and non-controlling interests] consisting of $23 million in North America and $10 million in Rest of World.  The impairment charges related to battery research equipment in Canada and fixed assets at the Company’s Seating operations in South America.

[e]          Impairment of goodwill

During the fourth quarter of 2013, the Company recorded goodwill impairment charges of $22 million [$22 million after tax] in Rest of World related to the Company’s metal stamping operations.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.              EARNINGS PER SHARE

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013

Basic earnings per Common Share:

Net income attributable to Magna International Inc.	$509	$458	$1,882	$1,561

Weighted average number of Common Shares outstanding during the period	206.2	222.1	213.6	227.9

Basic earnings per Common Share	$2.47	$2.06	$8.81	$6.85

Diluted earnings per Common Share:

Net income attributable to Magna International Inc.	$509	$458	$1,882	$1,561

Weighted average number of Common Shares outstanding during the period	206.2	222.1	213.6	227.9
Adjustments
Stock options and restricted stock [a]	2.9	3.3	3.0	2.9
	209.1	225.4	216.6	230.8

Diluted earnings per Common Share	$2.44	$2.03	$8.69	$6.76

[a]         For both years ended December 31, 2014 and 2013, diluted earnings per Common Share exclude 0.1 million Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]   Cash and cash equivalents:

	December 31,	December 31,
	2014	2013

Bank term deposits, bankers’ acceptances and government paper	$1,058	$1,331
Cash	195	223
	$1,253	$1,554

[b]         Items not involving current cash flows:

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013

Depreciation and amortization	$226	$284	$890	$1,063
Amortization of other assets included in cost of goods sold	36	38	148	138
Deferred income taxes	63	(45)	94	(100)
Other non-cash charges	11	11	36	23
Impairment charges	18	55	18	55
Equity income in excess of dividends received	18	18	(29)	(30)
	$372	$361	$1,157	$1,149

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES (CONTINUED)

[c]          Changes in operating assets and liabilities:

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013

Accounts receivable	$(13)	$587	$(767)	$(584)
Inventories	(32)	62	(343)	(141)
Prepaid expenses and other	(7)	(10)	5	(56)
Accounts payable	239	(129)	677	325
Accrued salaries and wages	3	(13)	82	87
Other accrued liabilities	(37)	(41)	79	298
Income taxes payable	(35)	(5)	22	(56)
	$118	$451	$(245)	$(127)

5.              ACQUISITIONS

Acquisitions in the year ended December 31, 2014

In October 2014, the Company acquired Techform Group of Companies, an automotive supplier of hinges, door locking rods and other closure products, which has operations in Canada, the United States and China, for cash consideration of $23 million.

The net effect of this acquisition on the Company’s 2014 consolidated balance sheet were increases in fixed assets of $21 million, goodwill of $3 million, other assets of $4 million, long-term debt of $4 million and deferred tax liabilities of $1 million.

Acquisitions in the year ended December 31, 2013

In November 2013, the Company acquired the remaining 49% interest of Textile Competence Centre Kft, a textile plant in Germany for cash consideration of $9 million. Prior to the acquisition, the Company was fully consolidating this entity and recording a non-controlling interest equal to the 49% interest not owned by the Company.

The net effect of this and other small acquisitions on the Company’s 2013 consolidated balance sheet were increases in fixed assets of $5 million, goodwill of $3 million, other assets of $2 million, and other long-term liabilities of $2 million and a reduction of non-controlling interest of $1 million.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              INVENTORIES

Inventories consist of:

	December 31,	December 31,
	2014	2013

Raw materials and supplies	$914	$947
Work-in-process	241	273
Finished goods	362	339
Tooling and engineering	1,240	1,078
	$2,757	$2,637

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

7.              GOODWILL

The following is a continuity of the Company’s goodwill:

	2014	2013

Balance, beginning of period	$1,440	$1,473
Acquisitions [note 5]	—	51
Foreign exchange and other	(13)	(23)
Balance, March 31	1,427	1,501
Acquisitions [note 5]	—	(6)
Foreign exchange and other	7	(10)
Balance, June 30	1,434	1,485
Acquisitions [note 5]	—	(40)
Foreign exchange and other	(52)	27
Balance, September 30	1,382	1,472
Acquisitions [note 5]	3	(4)
Impairment [note 2]	—	(22)
Foreign exchange and other	(35)	(6)
Balance, December 31	$1,350	$1,440

8.              OTHER ASSETS

Other assets consist of:

	December 31,	December 31,
	2014	2013
Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$259	$291
Customer relationship intangibles	108	143
Long-term receivables	87	111
Patents and licences, net	36	44
Pension overfunded status	13	26
Unrealized gain on cash flow hedges	8	20
Other, net	41	40
	$552	$675

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9.              WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2014	2013

Balance, beginning of period	$91	$94
Expense, net	7	9
Settlements	(7)	(5)
Foreign exchange and other	—	8
Balance, March 31	91	106
Expense, net	7	11
Settlements	(8)	(6)
Foreign exchange and other	—	(9)
Balance, June 30	90	102
Expense, net	23	2
Settlements	(10)	(16)
Foreign exchange and other	(6)	2
Balance, September 30	97	90
Expense, net	10	18
Settlements	(15)	(19)
Foreign exchange and other	(4)	2
Balance, December 31	$88	$91

10.       LONG-TERM DEBT

[a]     On June 16, 2014, the Company issued $750 million of 3.625% fixed-rate Senior Notes which mature on June 15, 2024. The Senior Notes are senior unsecured obligations, interest is payable on June 15 and December 15 of each year, and do not include any financial covenants. The Company may redeem the Senior Notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes.

[b]     On May 16, 2014, the Company’s $2.25 billion revolving credit facility maturing June 20, 2018 was extended to June 20, 2019. The facility includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

11.       LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013
Defined benefit pension plan and other	$6	$6	$15	$18
Termination and long service arrangements	24	17	48	41
Retirement medical benefit plan	(2)	(2)	—	(1)
	$28	$21	$63	$58

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       INCOME TAXES

[a]         During the first quarter of 2014, the Austrian government enacted legislation abolishing the utilization of foreign losses, where the foreign subsidiary is not a member of the European Union. Furthermore, any foreign losses used by Austrian entities arising in those non European Union subsidiaries are subject to recapture in Austria. As a consequence of this change, the Company recorded a charge to tax expense of $32 million in the first quarter of 2014.

[b]         During 2013, the Company released a $21 million position of its valuation allowances related to certain European countries and China.  In addition, the Company recorded a $36 million deferred tax benefit as a result of the elimination of the Mexican flat tax.

13.       STOCK-BASED COMPENSATION

[a]         Incentive Stock Option Plan

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	2014			2013
	Options outstanding		Number	Options outstanding		Number
	Number	Exercise	of options	Number	Exercise	of options
	of options	price (i)	exercisable	of options	price (i)	exercisable

Beginning of period	4,758,108	41.82	2,847,109	6,623,242	35.39	3,227,574
Granted	751,300	106.71	—	1,060,000	57.02	—
Exercised (ii)	(680,352)	39.49	(680,352)	(2,178,383)	29.76	(2,178,383)
Cancelled	(16,999)	52.19	(6,000)	(37,500)	50.17	(20,000)
Vested	—	—	779,384	—	—	2,105,503
March 31	4,812,057	52.24	2,940,141	5,467,359	41.73	3,134,694
Exercised	(296,035)	41.97	(296,035)	(329,881)	37.05	(329,881)
Cancelled	(10,500)	73.85	—	(81,665)	52.05	(11,667)
June 30	4,505,522	52.86	2,644,106	5,055,813	41.87	2,793,146
Exercised	(171,051)	38.53	(171,051)	(259,315)	41.56	(259,315)
September 30	4,334,471	53.43	2,473,055	4,796,498	41.89	2,533,831
Exercised	(177,142)	38.78	(177,142)	(38,390)	50.49	(38,390)
Vested	—	—	11,331	—	—	351,668
December 31	4,157,329	54.05	2,307,244	4,758,108	41.82	2,847,109

(i)            The exercise price noted above represents the weighted average exercise price in Canadian dollars.

(ii)        During the three months ended March 31, 2013, 849,999 options were exercised on a cashless basis in accordance with the applicable stock option plans. On exercise, cash payments totalling $23 million were made to the stock option holders.

All cash payments were calculated using the difference between the aggregate fair market value of the Option Shares based on the closing price of the Company’s Common Shares on the Toronto Stock Exchange [“TSX”] on the date of exercise and the aggregate Exercise Price of all such options surrendered.

The weighted average assumptions used in measuring the fair value of stock options granted are as follows:

	2014	2013
Risk free interest rate	1.60%	1.32%
Expected dividend yield	2.00%	2.00%
Expected volatility	29%	34%
Expected time until exercise	4.5 years	4.5 years
Weighted average fair value of options granted in period [Cdn$]	$22.94	$14.02

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       STOCK-BASED COMPENSATION (CONTINUED)

[b]         Long-term retention program

The following is a continuity of the stock that has not been released to the executives and is reflected as a reduction in the stated value of the Company’s Common Shares [number of Common Shares in the table below are expressed in whole numbers]:

	2014		2013
	Number	Stated	Number	Stated
	of shares	value	of shares	value
Awarded and not released, beginning of period	730,476	$25	882,988	$30
Release of restricted stock	(143,152)	(5)	(152,512)	(5)
Awarded and not released, March 31, June 30, September 30 and December 31	587,324	$20	730,476	$25

[c]          Restricted stock unit program

The following is a continuity schedule of Restricted stock units [“RSUs”] and Independent Director stock units [“DSUs”] outstanding [number of stock units in the table below are expressed in whole numbers]:

	2014				2013
	Equity	Liability	Equity (i)		Equity	Liability	Liability
	classified	classified	classified		classified	classified	classified
	RSUs	RSUs	DSUs	Total	RSUs	RSUs	DSUs	Total
Balance, beginning of period	631,854	30,119	127,447	789,420	605,430	20,099	206,923	832,452
Granted	50,809	8,025	6,315	65,149	70,636	13,825	10,013	94,474
Dividend equivalents	253	153	529	935	415	189	1,206	1,810
Released	(8,259)	—	—	(8,259)	(8,259)	—	(113,007)	(121,266)
Balance, March 31	674,657	38,297	134,291	847,245	668,222	34,113	105,135	807,470
Granted	55,242	1,000	5,357	61,599	71,391	—	7,523	78,914
Dividend equivalents	233	139	489	861	348	158	626	1,132
Released	—	—	—	—	(10,386)	—	—	(10,386)
Balance, June 30	730,132	39,436	140,137	909,705	729,575	34,271	113,284	877,130
Granted	35,657	—	4,842	40,499	40,779	—	7,538	48,317
Dividend equivalents	171	131	489	791	252	136	463	851
Forfeitures	—	(410)	—	(410)	—	—	—	—
Released	(12,730)	—	—	(12,730)	—	—	—	—
Balance, September 30	753,230	39,157	145,468	937,855	770,606	34,407	121,285	926,298
Granted	39,818	—	5,622	45,440	42,035	—	5,642	47,677
Dividend equivalents	182	143	540	865	247	141	520	908
Released	(300,591)	(16,274)	—	(316,865)	(181,034)	(4,429)	—	(185,463)
Balance, December 31	492,639	23,026	151,630	667,295	631,854	30,119	127,447	789,420

(i)      Effective January 1, 2014, the Deferred Share Units [“DSUs”] awarded under the Non-Employee Director Share-Based Compensation Plan will be settled upon an Independent Director’s retirement from the Board by delivering Magna Common Shares equal to the whole DSUs credited to the Independent Director. Previously, the DSUs were settled in cash. Accordingly, effective January 1, 2014, the DSUs are accounted for through equity.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       STOCK-BASED COMPENSATION (CONTINUED)

[d]         Compensation expense related to stock-based compensation

Stock-based compensation expense recorded in selling, general and administrative expenses related to the above programs is as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013
Incentive Stock Option Plan	$4	$3	$15	$15
Long-term retention	1	1	4	4
Restricted stock unit	4	5	21	16
	9	9	40	35
Fair value adjustment for liability classified DSUs	—	—	—	5
Total stock-based compensation expense	$9	$9	$40	$40

14.       COMMON SHARES

[a]         The Company repurchased shares under a normal course issuer bids as follows:

	2014		2013
	Number	Cash	Number	Cash
	of shares	consideration	of shares	consideration
First Quarter	2,710,000	$240	1,593,615	$88
Second Quarter	5,718,181	575	5,194,188	337
Third Quarter	5,654,422	614	3,697,973	298
Fourth Quarter	3,452,299	337	3,596,545	290
	17,534,902	$1,766	14,082,321	$1,013

The Company can purchase up to 20 million shares under a normal course issuer bid that will terminate no later than November 12, 2015.

[b]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at February 24, 2015 were exercised or converted:

Common Shares	205,170,260
Stock options (i)	4,098,038
209,268,298

(i)      Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The following is a continuity schedule of accumulated other comprehensive (loss) income:

	2014	2013

Accumulated net unrealized (loss) gain on translation of net investment in foreign operations
Balance, beginning of period	$454	$629
Net unrealized loss	(112)	(133)
Repurchase of shares under normal course issuer bids	(4)	(5)
Balance, March 31	338	491
Net unrealized gain (loss)	100	(91)
Repurchase of shares under normal course issuer bids	(11)	(17)
Balance, June 30	427	383
Net unrealized (loss) gain	(346)	143
Repurchase of shares under normal course issuer bids	(10)	(11)
Balance, September 30	71	515
Net unrealized loss	(323)	(52)
Repurchase of shares under normal course issuer bids	(3)	(9)
Balance, December 31	(255)	454

Accumulated net unrealized loss on cash flow hedges (i)
Balance, beginning of period	(20)	34
Net unrealized (loss) gain	(31)	8
Reclassification of net gain to net income	(1)	(6)
Balance, March 31	(52)	36
Net unrealized gain (loss)	49	(36)
Reclassification of net loss (gain) to net income	6	(6)
Balance, June 30	3	(6)
Net unrealized (loss) gain	(42)	23
Reclassification of net gain on cash flow hedges to net income	(1)	—
Balance, September 30	(40)	17
Net unrealized loss	(79)	(34)
Reclassification of net loss (gain) on cash flow hedges to net income	6	(3)
Balance, December 31	(113)	(20)

Accumulated net unrealized loss on available-for-sale investments
Balance, beginning of period	(4)	1
Net unrealized (loss) gain	(1)	1
Balance, March 31	(5)	2
Net unrealized loss	—	(5)
Balance, June 30	(5)	(3)
Net unrealized gain (loss)	1	(1)
Balance, September 30	(4)	(4)
Net unrealized loss	—	—
Balance, December 31	(4)	(4)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME (CONTINUED)

	2014	2013
Accumulated net unrealized loss on pension (ii)
Balance, beginning of period	(117)	(168)
Reclassification of net loss to net income	1	3
Balance, March 31	(116)	(165)
Reclassification of net loss to net income	2	3
Balance, June 30	(114)	(162)
Reclassification of net loss to net income	—	3
Balance, September 30	(114)	(159)
Net unrealized (loss) gain	(72)	44
Reclassification of net gain to net income	—	(2)
Balance, December 31	(186)	(117)

Total accumulated other comprehensive (loss) income	$(558)	$313

(i)            The amount of income tax benefit that has been netted in the accumulated net unrealized loss on cash flow hedges is as follows:

	2014	2013
Balance, beginning of period	$5	$(13)
Net unrealized loss (gain)	10	(4)
Reclassifications of net gain to net income	1	2
Balance, March 31	16	(15)
Net unrealized (gain) loss	(18)	13
Reclassifications of net (loss) gain to net income	(1)	3
Balance, June 30	(3)	1
Net unrealized loss (gain)	16	(8)
Reclassifications of net gain to net income	1	—
Balance, September 30	14	(7)
Net unrealized loss	32	10
Reclassifications of net (loss) gain to net income	(2)	1
Balance, December 31	$44	$4

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized loss on pension is as follows:

	2014	2013
Balance, beginning of period	$14	$36
Reclassification of net loss to net income	—	(1)
Balance, March 31	14	35
Reclassification of net loss to net income	—	(1)
Balance, June 30	14	34
Reclassification of net loss to net income	(1)	(1)
Balance, September 30	13	33
Net unrealized loss (gain)	23	(21)
Reclassification of net gain to net income	—	2
Balance, December 31	$36	$14

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $55 million [net of income taxes of $21 million].

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       FINANCIAL INSTRUMENTS

[a]         The Company’s financial assets and financial liabilities consist of the following:

	December 31,	December 31,
	2014	2013
Trading
Cash and cash equivalents	$1,253	$1,554
Investment in asset-backed commercial paper	88	92
	$1,341	$1,646
Held to maturity investments
Severance investments	$4	$5
Available-for-sale
Equity investments	$5	$4
Loans and receivables
Accounts receivable	$5,635	$5,246
Long-term receivables included in other assets	87	111
	$5,722	$5,357
Other financial liabilities
Bank indebtedness	$33	$41
Long-term debt [including portion due within one year]	995	332
Accounts payable	5,105	4,781
	$6,133	$5,154
Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses and other	$22	$42
Other assets	8	20
Other accrued liabilities	(93)	(37)
Other long-term liabilities	(82)	(28)
	(145)	(3)
Commodity contracts
Other accrued liabilities	(1)	(1)
	$(146)	$(4)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       FINANCIAL INSTRUMENTS (CONTINUED)

[b]         Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated
	balance sheets	balance sheets	Net amounts
December 31, 2014
Assets	$30	$28	$2
Liabilities	$(174)	$(28)	$(146)
December 31, 2013
Assets	$62	$42	$20
Liabilities	$(65)	$(42)	$(23)

[c]          Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the interim consolidated balance sheets are reasonable estimates of fair values.

Investments

At December 31, 2014, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$107 million [December 31, 2013 - Cdn$107 million]. The carrying value and estimated fair value of this investment was Cdn$102 million [December 31, 2013 - Cdn$99 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

At December 31, 2014, the Company held available-for-sale investments in publicly traded companies. The carrying value and fair value of these investments was $5 million, which was based on the closing share price of the investments on December 31, 2014.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       FINANCIAL INSTRUMENTS (CONTINUED)

Term debt

The Company’s term debt includes $184 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the interim consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

At December 31, 2014, the total estimated fair value of the Senior Notes was approximately $755 million, determined primarily using active market prices, categorized as Level 1 inputs within GAAP’s fair value hierarchy.

[d]         Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

The Company’s trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing of cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three month period and year ended December 31, 2014, sales to the Company’s six largest customers represented 84% and 83% of the Company’s total sales, respectively, and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

[e]   Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       FINANCIAL INSTRUMENTS (CONTINUED)

[f]    Currency risk and foreign exchange contracts

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates. The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, or when materials and equipment are purchased in currencies other than the facilities’ functional currency.

In an effort to manage this net foreign exchange exposure, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed Canadian dollar, U.S. dollar, euro and British pound outflows and inflows. All derivative instruments, including foreign exchange contracts, are recorded on the interim consolidated balance sheet at fair value. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

At December 31, 2014, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells
For Canadian dollars
U.S. dollar amount	267	1,328
euro amount	65	15
For U.S. dollars
Peso amount	8,067	123
For euros
U.S. dollar amount	112	288
British pounds amount	13	38
Czech koruna amount	4,935	—

Forward contracts mature at various dates through 2019. Foreign currency exposures are reviewed quarterly.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]         In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

•            breach of fiduciary duty by the Company and two of its subsidiaries;

•            breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•            the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•            a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•            oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. A trial is not expected to commence until 2016, at the earliest. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. Notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       CONTINGENCIES (CONTINUED)

[b]              In September 2013, representatives of the Bundeskartellamt, the German Federal Cartel Office, attended at one of the Company’s operating divisions in Germany to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive textile coverings and components, particularly trunk linings.

In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products.

Proceedings of this nature can often continue for several years. Where wrongful conduct is found, the relevant antitrust authority can, depending on the jurisdiction, initiate administrative or criminal legal proceedings and impose administrative or criminal fines or penalties taking into account several mitigating and aggravating factors.  In the case of the German Federal Cartel Office, administrative fines are tied to the level of affected sales and the consolidated sales of the group of companies to which the offending entity belongs. At this time, management is unable to predict the duration or outcome of the German and Brazilian investigations, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if found to be liable.

                        The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has initiated a global review focused on antitrust risk led by a team of external counsel. If any antitrust violation is found as a result of the above-referenced investigations or otherwise, Magna could be subject to fines, penalties and civil, administrative or criminal legal proceedings that could have a material adverse effect on Magna’s profitability in the year in which any such fine or penalty is imposed or the outcome of any such proceeding is determined. Additionally, Magna could be subject to other consequences, including reputational damage, which could have a material adverse effect on the Company.

[c]          In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 9]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

18.       SEGMENTED INFORMATION

Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis. Consistent with the above, the Company’s internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth of the Company.

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

18.       SEGMENTED INFORMATION (CONTINUED)

The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income from operations before income taxes:

	Three months ended				Three months ended
	December 31, 2014				December 31, 2013
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net
North America
Canada	$1,759	$1,648		$638	$1,733	$1,603		$601
United States	2,547	2,401		1,260	2,220	2,099		1,135
Mexico	1,138	1,054		655	995	925		611
Eliminations	(316)	—		—	(308)	—		—
	5,128	5,103	$542	2,553	4,640	4,627	$477	2,347
Europe
Western Europe (excluding Great Britain)	2,874	2,798		1,359	3,170	3,093		1,463
Great Britain	216	214		98	258	257		70
Eastern Europe	738	601		555	633	549		636
Eliminations	(157)	—		—	(107)	—		—
	3,671	3,613	99	2,012	3,954	3,899	111	2,169
Asia	540	503	52	650	486	449	26	597
Rest of World	176	175	(5)	82	193	193	(21)	102
Corporate and Other	(119)	2	24	367	(99)	6	14	226
Total reportable segments	9,396	9,396	712	5,664	9,174	9,174	607	5,441
Other expense, net			(24)				(90)
Interest expense, net			(11)				(3)
	$9,396	$9,396	$677	5,664	$9,174	$9,174	$514	5,441
Current assets				10,007				9,923
Investments, goodwill, deferred tax assets, and other assets				2,468				2,626
Consolidated total assets				$18,139				$17,990

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

18.       SEGMENTED INFORMATION (CONTINUED)

	Year ended				Year ended
	December 31, 2014				December 31, 2013
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net
North America
Canada	$6,799	$6,324		$638	$6,734	$6,223		$601
United States	9,780	9,252		1,260	8,409	7,938		1,135
Mexico	4,357	4,027		655	3,993	3,698		611
Eliminations	(1,224)	—		—	(1,182)	—		—
	19,712	19,603	$1,992	2,553	17,954	17,859	$1,645	2,347
Europe
Western Europe (excluding Great Britain)	11,775	11,487		1,359	11,813	11,544		1,463
Great Britain	783	781		98	975	968		70
Eastern Europe	2,580	2,226		555	2,317	2,013		636
Eliminations	(432)	—		—	(387)	—		—
	14,706	14,494	434	2,012	14,718	14,525	375	2,169
Asia	1,983	1,837	162	650	1,684	1,539	85	597
Rest of World	695	694	(35)	82	889	889	(76)	102
Corporate and Other	(455)	13	79	367	(410)	23	36	226
Total reportable segments	36,641	36,641	2,632	5,664	34,835	34,835	2,065	5,441
Other expense, net			(64)				(144)
Interest expense, net			(29)				(16)
	$36,641	$36,641	$2,539	5,664	$34,835	$34,835	$1,905	5,441
Current assets				10,007				9,923
Investments, goodwill deferred tax assets and other assets				2,468				2,626
Consolidated total assets				$18,139				$17,990

19.       SUBSEQUENT EVENTS

Stock Split

On February 24, 2015, the Board of Directors approved a two-for-one stock split, to be implemented by way of a stock dividend, whereby shareholders of the Company will receive an additional Common Share for each Common Share held. The stock dividend will be payable on March 25, 2015, to shareholders of record at the close of business on March 11, 2015. All equity-based compensation plans or arrangements and normal course issuer bid will be adjusted to reflect the issuance of additional Common Shares due to the declaration of the stock split.